LITHIUM ARGENTINA AG

CONVERTIBLE DEBENTURE

Issuance Date: September 15, 2026	Original Principal Amount: US$180,000,000

FOR VALUE RECEIVED, Lithium Argentina AG, a corporation existing under the laws of Switzerland (the "Company"), hereby promises to pay to GFL International Co., Limited (the "Holder") the amount set forth above as the Original Principal Amount (as (x) reduced pursuant to the terms hereof by redemption, conversion, or otherwise, the "Principal") when due, whether upon the Maturity Date, acceleration, redemption, or otherwise (in each case in accordance with the terms hereof), and to pay interest ("Interest") on any outstanding Principal at the applicable Interest Rate from the date set forth above as the issuance date (the "Issuance Date") until the same becomes due and payable, whether upon the Maturity Date, an Interest Date, or upon acceleration, conversion, redemption, or otherwise (in each case in accordance with the terms hereof).  This Debenture constitutes a direct, unconditional, unsubordinated and unsecured obligation of the Company, and shall at all times rank, at least pari passu in right of payment with all other present and future unsecured and unsubordinated indebtedness of the Company, other than obligations mandatorily preferred by Applicable Law.  Certain capitalized terms used herein are defined in Section 26.

(1) PAYMENTS OF PRINCIPAL.  On the Maturity Date, the Company shall pay to the Holder an amount in cash representing all outstanding Principal and any accrued and unpaid Interest.

(2) INTEREST; INTEREST RATE.

(a) Interest on the Principal amount of this Debenture shall accrue from day to day, beginning on the Issuance Date, both before and after default, demand, maturity, and judgment, at the Interest Rate, shall be computed on the basis of a 360-day year, and shall be payable semiannually in arrears on July 15 and January 15 of each year following the Issuance Date through the Maturity Date (each, an "Interest Date"), with the first Interest Date being January 15, 2027.  Interest on this Debenture shall accrue at four percent (4.0%) per annum (the "Interest Rate"), and all accrued and unpaid Interest shall be payable in cash on each Interest Date to the record holder of this Debenture on the applicable Interest Date.

(b) Without limiting the generality of Sections 21(a) through (c), the parties agree as follows:

(i) By entering into this Debenture, the parties have assumed in good faith that any Interest payable hereunder is not, and will not become, subject to any deduction or withholding on account of Swiss Withholding Tax. Notwithstanding the foregoing, if a tax deduction or withholding is required by Swiss law to be made by the Company and it is unlawful for the Company to comply with Section 21 by paying additional amounts thereunder, then the applicable rate of Interest for the relevant interest payment shall equal: (A) the Interest Rate that would have applied pursuant to Section 2(a) absent this paragraph (i), divided by (B) one (1) minus the rate at which the relevant deduction or withholding is required to be made (with such rate expressed as a fraction of one (1), rather than as a percentage).

(ii) The Company shall pay Interest at the adjusted rate determined in accordance with the preceding paragraph (i), and shall make the required deduction or withholding on such recalculated Interest.

(iii) Any reference in this Debenture to a rate of Interest (including default interest) shall be construed accordingly.

(iv) If the Company pays Interest under Section 2(a), the Company and the Holder shall cooperate, at the Holder's request, to the extent required by Applicable Law, to enable the Holder to obtain any available refund or partial refund of Swiss Withholding Tax under an applicable double taxation treaty.  Nothing in this Section 2(b) shall interfere with the Holder's right to arrange its tax affairs in any manner as it deems fit, and the Holder shall not be required to claim any Swiss Withholding Tax refund in priority to any other claims, reliefs, credits, or deductions available to it.  For the avoidance of doubt, where Swiss Withholding Tax becomes applicable as a result of a transfer of this Debenture by the Holder in breach of the Non-Bank Rules restrictions in Section 13, the Holder shall indemnify and hold harmless the Company for any Swiss Withholding Tax, interest, and penalties imposed on the Company as a result of such breach, and no obligation to pay additional amounts shall arise under this Section 2(b) in respect of such Swiss Withholding Tax.

(3) CONVERSION OF DEBENTURE.  At any time or times after the earliest of (i) the Company delivering a Change of Control Notice in respect of, or the Holder becoming aware of, a Company Change of Control; (ii) an Event of Default remaining uncured for thirty (30) days following either the Company or the Holder giving a written notice of such Event of Default to the other party; or (iii) September 15, 2027 (the "Conversion Entitlement Date") and prior to the Maturity Date, the Conversion Amount shall be convertible into Common Shares on the terms and conditions set forth in this Section 3.

(a) Holder Optional Conversion Right.  At any time or times on or after the Conversion Entitlement Date and prior to the Maturity Date, the Holder shall be entitled to convert all or any portion of the outstanding and unpaid Conversion Amount, as selected by the Holder, into validly issued, fully paid, and nonassessable Common Shares in accordance with Sections 3(c)(i) through (iii), at the Conversion Rate; provided that delivery of the Common Shares will be subject to Sections 3(d) and (e).  The Company shall not issue any fraction of a Common Share upon any conversion.  If the issuance would result in the issuance of a fraction of a Common Share, the Company shall round down such fraction to the nearest whole share.  The Company shall pay any and all transfer, stamp, issuance, and similar taxes, costs, and expenses that may be payable with respect to the issuance and delivery of Common Shares upon conversion of any Conversion Amount.

(b) Conversion Rate.  The number of Common Shares issuable upon conversion of any Conversion Amount pursuant to Section 3(a) shall be determined by dividing (x) such Conversion Amount by (y) the Conversion Price (the "Conversion Rate").

(i) "Conversion Amount" means the portion of the then-outstanding and unpaid Principal to be converted, redeemed, or otherwise with respect to which this determination is being made.

(ii) "Conversion Price" means, as of any Conversion Date or other date of determination, US$12.50, subject to adjustment as provided herein.

(c) Mechanics of Conversion.

(i) Holder Optional Conversion.  To convert any Conversion Amount into Common Shares in accordance with this Section 3, the Holder shall deliver to the Company, by electronic mail or otherwise, on or prior to 5:00 p.m., New York City time, on such date, a copy of an executed notice of conversion in substantially the form attached hereto as Exhibit I (a "Conversion Notice").  If required by Section 3(c)(ii), the Holder shall surrender this Debenture to the Company as soon as reasonably practicable on or following delivery of the Conversion Notice (or provide an indemnification undertaking with respect to this Debenture in the case of its loss, theft, destruction, or mutilation in compliance with the procedures set forth in Section 14(b)).  No ink-original Conversion Notice or medallion guarantee (or other type of guarantee or notarization) shall be required.  Subject to Sections 3(d) and (e), the conversion of the applicable Conversion Amount shall become effective on the sixty-first (61st) calendar day following the date of delivery of the relevant Conversion Notice.  The date on which such conversion becomes effective is referred to herein as the "Conversion Date".  For the avoidance of doubt, the delivery of a Conversion Notice shall constitute the written conversion declaration of the Holder for purposes of the laws of Switzerland, and no further act, consent, board resolution, or other corporate action of the Company shall be required to effect the creation of the Conversion Shares from the Conditional Capital (or, as applicable, from share capital made available pursuant to a Remedial Capital Measure) upon the Conversion Date.  On the Conversion Date, the Holder (or, following the Holder's designation, an Affiliate of the Holder) shall be entitled to be entered in the books of the Company as the holder of the number of Common Shares into which the Conversion Amount tendered for conversion hereunder is convertible, and, within two (2) Business Days after the Conversion Date, the Company shall deliver or cause to be delivered to the Holder a certificate (or, if available and requested by the Holder, a DRS advice evidencing a non-certificated registered position) for the appropriate number of Common Shares.

(ii) Registration; Book-Entry.  The Company shall maintain a register (the "Register") recording the name and address of the Holder of this Debenture (and the name and address of any Person to whom all or any portion of this Debenture is transferred to the extent permitted hereby) and the Principal amount (and stated Interest with respect thereto) held by the Holder (and any such transferee) (a "Registered Debenture").  The entries in the Register shall be conclusive and binding for all purposes absent manifest error.  The Company and the Holder shall treat each Person whose name is recorded in the Register as the owner of a Debenture for all purposes, including, without limitation, the right to receive payments of Principal and Interest hereunder, notwithstanding notice to the contrary.  A Registered Debenture may be assigned, transferred, or sold in whole or in part only by registration of such assignment, transfer, or sale on the Register in accordance with Section 13.  Upon receipt of a request to assign, transfer, or sell all or part of any Registered Debenture by the Holder in accordance with Section 13, the Company shall record the information contained therein in the Register and issue one or more new Registered Debenture(s) in the same aggregate Principal amount as the Principal amount of the surrendered Registered Debenture to the designated assignee or transferee pursuant to Section 14.  Notwithstanding anything to the contrary set forth herein, upon conversion of any portion of this Debenture in accordance with the terms hereof, the Holder shall not be required to physically surrender this Debenture to the Company unless (A) the full Conversion Amount represented by this Debenture is being converted or (B) the Holder or the Company, as applicable, has provided the other with prior written notice (which notice may be included in a Conversion Notice) requesting reissuance of this Debenture upon physical surrender.  The Holder and the Company shall maintain records showing the Principal converted and Interest paid, and the dates of such conversions and/or payments, or shall use such other method, reasonably satisfactory to the Holder and the Company, so as not to require physical surrender of this Debenture upon conversion.

(iii) Valid Issuance of Conversion Shares.  All Common Shares issued or delivered upon conversion of any Conversion Amount shall, upon issuance, be duly and validly authorized and issued, fully paid and non-assessable, and free and clear of all liens, charges, and other encumbrances created by or arising through the Company, other than restrictions arising under applicable securities laws or as expressly provided in this Debenture.

(d) Conversion Limitation.  Subject to Section 3(e), the Company shall not be required to issue any number of Common Shares, solely to the extent the issuance of such number of Common Shares would exceed the aggregate number of Common Shares that the Company may issue without violating the applicable rules or regulations of the Principal Markets on which the Common Shares are then listed or the laws of the jurisdiction pursuant to which the Company is incorporated, including any requirement to obtain shareholder approval before such issuance (the "Exchange Cap").  For the avoidance of doubt, the Exchange Cap shall not limit the Company's other covenants and obligations under this Debenture, including its covenant to maintain the Required Conditional Capital Amount and to take a Remedial Capital Measure pursuant to Section 7, to maintain the listing of the Common Shares, and to seek and obtain all approvals necessary to permit the full conversion of this Debenture, subject to Section 3(e).  If, upon any conversion of a Conversion Amount, the number of Common Shares otherwise issuable to the Holder would exceed the Exchange Cap, then:

(i) the Company shall issue to the Holder the maximum number of Common Shares that may be issued without exceeding the Exchange Cap;

(ii) the portion of such Conversion Amount that would otherwise be convertible into Common Shares in excess of the Exchange Cap shall be deemed not to have been converted and shall remain outstanding as Principal under this Debenture;

(iii) for purposes of determining the portion of such Conversion Amount that has been converted and the portion that remains outstanding, any portion of such Conversion Amount not converted by reason of this Section 3(d) shall be treated solely as Principal only;

(iv) the Company shall, as promptly as practicable and in any event within sixty (60) days after the Exchange Cap is first reached or would be exceeded upon a pending conversion, use commercially reasonable efforts to obtain any shareholder approval required under the rules or regulations of the applicable Principal Market to permit the issuance of all Common Shares issuable upon conversion of this Debenture without regard to the Exchange Cap;

(v) the Company shall include in the proxy statement or other materials relating to such shareholder approval a recommendation of the Board of Directors that shareholders vote in favor of such approval, and the Company shall use commercially reasonable efforts to solicit proxies in favor of such approval.  If such shareholder approval is not obtained at the first meeting of shareholders at which it is sought, the Company shall continue to seek such approval at each subsequent annual meeting of shareholders and, if reasonably requested by the Holder, at a special meeting of shareholders (to be called within ninety (90) days of such request), until such approval is obtained; and

(vi) following receipt of any such shareholder approval, the Exchange Cap shall cease to apply to the extent permitted by Applicable Law and the rules and regulations of the applicable Principal Market, and the Holder shall be entitled, subject to the other terms and conditions of this Debenture, to convert any Conversion Amount then outstanding into Common Shares without giving effect to the Exchange Cap.

(e) Conversion Cap. To the extent that any issuance of Common Shares hereunder would result in the Holder holding more than 19.99% of the issued and outstanding Common Shares immediately after such issuance, only such portion of such Conversion Amount as would result in the Holder holding not more than 19.99% of the issued and outstanding Common Shares shall be converted into Common Shares (the "Conversion Cap"), and any excess portion of such Conversion Amount shall be deemed not to have been converted and shall remain outstanding as Principal under this Debenture.

(4) RIGHTS UPON EVENT OF DEFAULT.

(a) Event of Default.  Each of the following events shall constitute an "Event of Default" and each of the events in clauses (vi) and (vii) shall also constitute a "Bankruptcy Event of Default":

(i) default in any payment of Interest when due and payable, and such default continues for a period of thirty (30) days;

(ii) subject to Sections 3(d) and (e), the Company's failure to comply with its obligation to convert under Section 3 and deliver the required number of Common Shares within the time required, other than as a result of the failure by the Holder to comply with its obligations hereunder;

(iii) the Company's failure to pay to the Holder any amount of Principal or Redemption Price when and as due under this Debenture;

(iv) failure of the Company to comply with its obligations under Section 5;

(v) (1) the Company or a Project Company fails to make any payment when due and payable to any Person in respect of any indebtedness (other than in respect of this Debenture) having a principal amount in excess of US$10,000,000; or (2) a default by the Company or a Project Company in the observance or performance of any other agreement or condition relating to any such indebtedness (other than in respect of this Debenture) in an amount in excess of US$10,000,000, or contained in any instrument or agreement evidencing, securing or relating thereto;

(vi) an involuntary proceeding shall be commenced or an involuntary petition shall be filed seeking (i) liquidation, arrangement, relief of creditors, reorganization, or other relief in respect of the Company or a Project Company or its debts, or of a substantial part of its assets, under any federal, state, or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect; or (ii) the appointment of a receiver, trustee, custodian, sequestrator, conservator, monitor, or similar official for the Company or the Project Companies or for a substantial part of its assets, and, in any such case, such proceeding or petition shall continue undismissed, undischarged, or unbonded for thirty (30) days or an Order or decree approving or ordering any of the foregoing shall be entered;

(vii) any of the Company or a Project Company shall (i) voluntarily commence any proceeding or file any petition seeking liquidation, arrangement, relief of creditors, reorganization, or other relief under any federal, state, or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect; (ii) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or petition described in clause (v) of this Section 4; (iii) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for such Company or Project Company or for a substantial part of its assets; (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding; or (v) take any action for the purpose of effecting any of the foregoing;

(viii) (A) one or more judgments for the payment of money shall be rendered against the Company or a Project Company and such judgments have not been vacated, discharged, or stayed or bonded pending appeal within thirty (30) days of occurrence thereof and the aggregate amount of all such judgments outstanding at any time (except to the extent any applicable insurer(s) have acknowledged liability therefor) exceeds US$10,000,000; or (B) such judgments or Orders are not stayed on appeal or otherwise being appropriately contested in good faith by proper proceedings diligently pursued;

(ix) breach or failure in any respect to comply with the covenants included in this Debenture, which breach or failure shall continue unremedied following notice from the Holder for a period of sixty (60) days;

(x) any provision of this Debenture or any other Transaction Document ceases to be valid, binding, and enforceable in accordance with its terms (other than if solely caused by the Holder or any of its Affiliates); or

(xi) the Company fails to maintain the listing of the Common Shares on at least one Principal Market, other than in connection with a permitted Company Change of Control in which the Holder receives the protections in Section 5.

(b) Consequences of Event of Default.

(i) Event of Default Mandatory Redemption Rights.  At any time after the earlier of the Holder's receipt of a notice of Event of Default and the Holder becoming aware of an Event of Default, if such Event of Default is continuing, then, to the extent the Holder has not delivered to the Company a Conversion Notice to convert all Conversion Amount pursuant to Section 3(a), the Holder may, in its sole discretion, require the Company to redeem all or any portion of this Debenture by delivering written notice thereof to the Company (the "Event of Default Redemption Notice"), which notice shall indicate the portion of this Debenture the Holder elects to redeem.  The Company shall pay the Event of Default Redemption Price within two (2) Business Days after receipt of the Event of Default Redemption Notice.  For purposes of this Section 4(b)(i), "Event of Default Redemption Price" means the sum of (i) the outstanding Principal subject to redemption, (ii) all accrued and unpaid Interest, including default interest at the Default Rate, (iii) all other amounts due under the Transaction Documents, and (iv) the Holder's reasonable and documented out-of-pocket legal fees, costs and expenses incurred by or on behalf of the Holder in connection with the negotiation, preparation, execution, amendment, or enforcement, or protection of its rights under this Debenture, without prejudice to any claim for additional damages.  For the avoidance of doubt, until the Event of Default Redemption Price is paid in full in immediately available funds, the Holder may withdraw its redemption election and convert all or any portion of this Debenture.

(ii) Default Interest.  To the fullest extent permitted by Applicable Law, following the occurrence and during the continuance of an Event of Default, all outstanding Principal and overdue Interest and other overdue amounts shall bear interest at a rate equal to the lesser of (A) the Interest Rate plus two percent (2%) per annum and (B) the maximum rate permitted by Applicable Law (the "Default Rate").  Default interest at the Default Rate shall accrue from and including the date on which the relevant Event of Default first occurred to, but excluding, the date on which all Events of Default have been cured or waived and all amounts then due and payable under this Debenture, together with all accrued default interest thereon, have been paid in full.  Such default interest shall be calculated on the same day-count basis as Interest under this Debenture and shall be payable in cash on demand and, in any event, on each Interest Date, on the Maturity Date, upon redemption, and upon any other date on which the applicable amount in respect of which such default interest has accrued is paid.  No cure or waiver of any Event of Default shall affect the Company's obligation to pay default interest accrued prior to the effectiveness of such cure or waiver.

(c) Mandatory Redemption upon Bankruptcy Event of Default.  Notwithstanding anything to the contrary herein, and notwithstanding any conversion that is then required or in process, upon any Bankruptcy Event of Default, whether occurring prior to or following the Maturity Date, the Company shall immediately pay to the Holder an amount in cash equal to the Event of Default Redemption Price with respect to the Conversion Amount then held by the Holder (the "Bankruptcy Event of Default Redemption Price"), without the requirement for any notice, demand, or other action by the Holder or any other Person; provided that the Holder may, in its sole discretion, waive such right to receive payment upon a Bankruptcy Event of Default, in whole or in part, and any such waiver shall not affect any other rights of the Holder hereunder, including any other rights in respect of such Bankruptcy Event of Default, any right to conversion, and any right to payment of the Event of Default Redemption Price or any other Redemption Price, as applicable.  Redemption required by this Section 4(c) shall be made in accordance with Section 8(b).

(d) Redemption Upon Failure to Effect Transactions Contemplated in Shareholder Agreement.  Notwithstanding anything to the contrary herein, and notwithstanding any conversion that is then required or in process, if the Shareholder Agreement is terminated in accordance with section 14.1(c) thereof, the Holder may, in its sole discretion, require the Company to redeem all or any portion of this Debenture by delivering written notice thereof to the Company (a "Shareholder Redemption Notice"), which notice shall indicate the portion of this Debenture the Holder elects to redeem.  The Company shall pay the Redemption Price within two (2) Business Days after receipt of the Shareholder Redemption Notice.  For purposes of this Section 4(d), "Shareholder Redemption Price" means the sum of (i) the outstanding Principal subject to redemption and (ii) all accrued and unpaid Interest.  For the avoidance of doubt, until the Shareholder Redemption Price is paid in full in immediately available funds, the Holder may withdraw its redemption election under this Section 4(d) and convert all or any portion of this Debenture.

(5) CONSOLIDATION, MERGER, CONVEYANCE OR SALE; MERGER EVENT; AND CHANGE OF CONTROL.

(a) Company May Consolidate, Etc., on Certain Terms.  Unless this Debenture is redeemed by the Company in accordance with Section 8(a), the Company shall not, either in a single transaction or series of related transactions, give effect to a Merger Event, unless:

(i) the resulting, surviving or transferee Person (the "Successor Company"), if not the Company, shall expressly assume in writing all of the obligations of the Company under this Debenture and any other Transaction Document to which it is a party; and

(ii) immediately after giving effect to such Merger Event, no Event of Default shall have occurred and be continuing under this Debenture.

(b) Successor Company to be Substituted.  In case of any such Merger Event and upon the assumption by the Successor Company in the manner set forth in Section 5(a)(i), such Successor Company (if not the Company) shall succeed to, and be substituted for, the Company, with the same effect as if it had been named herein as the party of the first part, and may thereafter exercise every right and power of the Company under this Debenture.  In the event of any such Merger Event upon compliance with Section 5(a), the Person named as the "Company" in the first paragraph of this Debenture may be dissolved, wound up, and liquidated at any time thereafter and, except in the case of a lease, such Person shall be released from all of its liabilities and obligations under this Debenture.

(c) Effect of Merger Event.  Subject to the rules of the Principal Markets and Applicable Laws, in the case of:

(i) any recapitalization, reclassification or change of the Common Shares (other than a change to par value, or from par value to no par value, or changes resulting from a subdivision or combination),

(ii) any consolidation, merger, amalgamation, arrangement, combination or similar transaction involving the Company,

(iii) any sale, conveyance, transfer, lease, license, or other disposition to any Person of all or any substantial portion of the assets of the Company and the Company's Subsidiaries, taken as a whole; or

(iv) any statutory share exchange,

in each case, as a result of which the Common Shares would be converted into, or exchanged for, stock, other securities, other property, or assets (including cash or any combination thereof) (any such event, a "Merger Event"), then, at the effective time of such Merger Event, (A) the right to convert the Conversion Amount into Conversion Shares shall be changed into a right to convert such Conversion Amount into the kind and amount of shares of stock, other securities, or other property or assets (including cash or any combination thereof) that a holder of a number of Common Shares equal to the quotient of Conversion Amount and the Conversion Price immediately prior to such Merger Event would have owned or been entitled to receive (the "Reference Property," with each "unit of Reference Property" meaning the kind and amount of Reference Property that a holder of one Common Share is entitled to receive) upon such Merger Event, and (B) any Conversion Notice delivered prior to and effective as of the Close of Business immediately preceding the effective time of such Merger Event shall be settled in Common Shares (or the applicable Reference Property) pursuant to Section 3(a).  Prior to or at the effective time of such Merger Event, the Company or the successor or purchasing Person, as the case may be, shall agree in writing (a "Merger Event Supplement") providing for such change in the right to convert this Debenture.

If the Merger Event provides for more than one type of consideration (determined based in part upon any form of shareholder election), then (i) the Reference Property into which this Debenture will be convertible shall be deemed to be the weighted average of the types and amounts of consideration actually received by the holders of Common Shares, and (ii) the unit of Reference Property for purposes of the immediately preceding paragraph shall refer to the consideration referred to in clause (i) attributable to one Common Share.  The Company shall notify the Holder of such weighted average as soon as reasonably practicable after such determination is made.  The Merger Event Supplement described in the immediately preceding paragraph shall provide for anti-dilution and other adjustments that shall be as nearly equivalent as possible to the adjustments provided for in Section 6.  If, in the case of any Merger Event, the Reference Property includes shares of stock, securities, or other property or assets (including cash or any combination thereof) of a Person other than the successor or purchasing Person, as the case may be, in such Merger Event, then such Merger Event Supplement shall also be executed by such other Person and shall contain such additional provisions to protect the interests of the holders of this Debenture as the Company shall reasonably consider necessary.  The Company shall not become a party to any Merger Event unless its terms are consistent with this Section 5(c).

(d) Change of Control Conversion Right.  In connection with any Company Change of Control (including any Merger Event that constitutes, results in or occurs in connection with a Company Change of Control), the Company agrees:

(i) to provide written notice to the Holder of a proposed Company Change of Control promptly, and in any event no later than two (2) Business Days, following the earlier of (x) the public announcement by the Company of such proposed Company Change of Control or (y) the execution of a binding agreement in respect of a proposed Company Change of Control (a "Change of Control Notice");

(ii) to not complete or consummate a Company Change of Control, and to not set the record date for any meeting of the holders of Common Shares to vote to approve the terms of the proposed Company Change of Control, until at least seventy-five (75) calendar days following delivery of the Change of Control Notice; and

(iii) prior to the consummation of a Company Change of Control or the record date for a meeting of holders of Common Shares to vote to approve the terms of the proposed Company Change of Control, the Holder may, by giving a Conversion Notice to the Company, convert the Conversion Amount, in whole or in part, into Common Shares pursuant to Section 3(a) at the Conversion Price then in effect.

(6) ADJUSTMENTS TO CONVERSION PRICE.  The Conversion Price will be subject to adjustment from time to time as provided in this Section 6.

(a) Adjustment of Conversion Price upon Certain Distributions or Events.  Subject to the rules of the Principal Markets, the Conversion Price shall be adjusted from time to time by the Company if any of the following events occurs on or after the Issuance Date, except that the Company shall not make any adjustments to the Conversion Price if the Holder of this Debenture participates (other than in the case of (x) a share split or share combination or (y) a tender or exchange offer), at the same time and upon the same terms as holders of the Common Shares and solely as a result of holding this Debenture, in any of the transactions described in this Section 6(a), without having to convert this Debenture, as if it held a number of Common Shares equal to the Conversion Amount (expressed in thousands) held by the Holder divided by the applicable Conversion Price.

(i) If the Company exclusively issues Common Shares as a dividend or distribution on all or substantially all outstanding Common Shares, or if the Company effects a share split or share combination, the Conversion Price shall be adjusted based on the following formula:

where,

CP0 = the Conversion Price in effect immediately prior to the Open of Business on the Ex-Dividend Date of such dividend or distribution, or immediately prior to the Open of Business on the Effective Date of such share split or share combination, as applicable;

CP1 = the Conversion Price in effect immediately after the Open of Business on such Ex-Dividend Date or Effective Date, as applicable;

OS0 = the number of Common Shares outstanding immediately prior to the Open of Business on such Ex-Dividend Date or Effective Date, as applicable (before giving effect to any such dividend, distribution, split, or share combination); and

OS1 = the number of Common Shares outstanding immediately after giving effect to such dividend, distribution, share split, or share combination.

Any adjustment made under this Section 6(a)(i) shall become effective immediately after the Open of Business on the Ex-Dividend Date for such dividend or distribution, or immediately after the Open of Business on the Effective Date for such share split or share combination, as applicable.  If any dividend or distribution of the type described in this Section 6(a)(i) is declared but not paid or made, the Conversion Price shall be immediately readjusted, effective as of the date the Board of Directors determines not to pay such dividend or distribution, to the Conversion Price that would then be in effect if such dividend or distribution had not been declared.

(ii) If the Company issues to all or substantially all holders of the Common Shares any rights, options, or warrants (other than pursuant to a shareholder rights plan) entitling them, for a period of not more than sixty (60) calendar days after the announcement date of such issuance, to subscribe for or purchase Common Shares at a price per share that is less than the average of the Closing Sale Prices of the Common Shares for the ten (10) consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement of such issuance, the Conversion Price shall be decreased based on the following formula:

where,

CP0 = the Conversion Price in effect immediately prior to the Open of Business on the Record Date for such issuance;

CP1 = the Conversion Price in effect immediately after the Open of Business on the Record Date for such issuance;

OS0 = the number of Common Shares outstanding immediately prior to the Open of Business on the Record Date for such issuance;

X = the total number of Common Shares issuable pursuant to such rights, options, or warrants; and

Y = the number of Common Shares equal to the aggregate price payable to exercise such rights, options, or warrants, divided by the average of the Closing Sale Prices of the Common Shares over the ten (10) consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement of the issuance of such rights, options, or warrants.

Any decrease made under this Section 6(a)(ii) shall be made successively whenever any such rights, options, or warrants are issued and shall become effective immediately after the Open of Business on the Record Date for such issuance.  To the extent that Common Shares are not delivered after the expiration of such rights, options, or warrants, the Conversion Price shall be increased to the Conversion Price that would then be in effect had the decrease with respect to the issuance of such rights, options, or warrants been made on the basis of delivery of only the number of Common Shares actually delivered.  If no such rights, options, or warrants are issued, or if no such rights, options, or warrants are exercised prior to their expiration, the Conversion Price shall be increased to the Conversion Price that would then be in effect if the Record Date for such issuance had not occurred.

For purposes of this Section 6(a)(ii), in determining whether any rights, options, or warrants entitle the holders of Common Shares to subscribe for or purchase Common Shares at a price per share that is less than such average of the Closing Sale Prices of the Common Shares for the ten (10) consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement for such issuance, and in determining the aggregate offering price of such Common Shares, there shall be taken into account any consideration received by the Company for such rights, options, or warrants and any amount payable on exercise or conversion thereof, the value of such consideration, if other than cash, to be determined by the Company in good faith.

(iii) If the Company distributes shares of its Equity Interests, evidences of its indebtedness, other assets or property of the Company, or rights, options, or warrants to acquire its Equity Interests or other securities, to all or substantially all holders of the Common Shares, excluding (i) dividends, distributions, or issuances (including share splits) described in Section 6(a)(i) or Section 6(a)(ii); (ii) rights issued under a shareholder rights plan prior to separation thereof from the Common Shares in the circumstances described in Section 6(a)(vii); (iii) dividends or distributions paid exclusively in cash described in Section 6(a)(iv); (iv) Spin-Offs as to which the provisions set forth below in this Section 6(a)(iii) shall apply (any of such shares of Equity Interests, evidences of indebtedness, other assets or property, or rights, options, or warrants to acquire Equity Interests or other securities, the "Distributed Property"); and (v) a distribution of Reference Property solely pursuant to a Merger Event, as to which Section 5(c) will apply, then the Conversion Price shall be decreased based on the following formula:

where,

CP0 = the Conversion Price in effect immediately prior to the Open of Business on the Record Date for such distribution;

CP1 = the Conversion Price in effect immediately after the Open of Business on the Record Date for such distribution;

SP0 = the average of the Closing Sale Prices of the Common Shares over the ten (10) consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the Record Date for such distribution; and

FMV = the fair market value (as determined in good faith by the Company) of the Distributed Property with respect to each outstanding Common Share on the Record Date for such distribution.

Any decrease made under the portion of this Section 6(a)(iii) above shall become effective immediately after the Open of Business on the Record Date for such distribution.  If such distribution is not paid or made, the Conversion Price shall be increased to the Conversion Price that would then be in effect if such distribution had not been declared.  Notwithstanding the foregoing, if "FMV" (as defined above) is equal to or greater than "SP0" (as defined above), in lieu of the foregoing decrease, the Holder of this Debenture shall receive, in respect of such Debenture, at the same time and upon the same terms as holders of the Common Shares, the amount and kind of Distributed Property the Holder would have received if the Holder owned a number of Common Shares equal to the Conversion Amount (expressed in thousands) held by the Holder divided by the applicable Conversion Price in effect on the Record Date for the distribution.  If the Company, acting in good faith, determines the "FMV" of any distribution for purposes of this Section 6(a)(iii) by reference to the actual or when-issued trading market for any securities, it shall, in doing so, consider the prices in such market over the same period used in computing the Closing Sale Prices of the Common Shares over the ten (10) consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the Record Date for such distribution.

With respect to an adjustment pursuant to this Section 6(a)(iii) where there has been a dividend or other distribution on the Common Shares of Equity Interests of any class or series of, or relating to, a Subsidiary or other business unit of the Company that are, or, when issued, will be, listed or admitted for trading on a Canadian or U.S. national securities exchange, or any other internationally recognized securities exchange (a "Spin-Off"), the Conversion Price shall be decreased based on the following formula:

where,

CP0 = the Conversion Price in effect immediately prior to the end of the Valuation Period;

CP1 = the Conversion Price in effect immediately after the end of the Valuation Period;

FMV0 = the average of the Closing Sale Prices of the Equity Interests distributed to holders of the Common Shares applicable to one Common Share (determined by reference to the definition of Closing Sale Price as set forth in Section 26 as if references therein to Common Shares were to such Equity Interests) over the first ten (10) consecutive Trading Day period after, and including, the Ex-Dividend Date of the Spin-Off (the "Valuation Period"); and

MP0 = the average of the Closing Sale Prices of the Common Shares over the Valuation Period.

The decrease to the Conversion Price under the preceding paragraph shall occur at the Close of Business on the last Trading Day of the Valuation Period; provided that, if the relevant Conversion Date occurs during the Valuation Period, references in the portion of this Section 6(a)(iii) related to Spin-Offs to ten (10) Trading Days shall be deemed to be replaced with such lesser number of Trading Days as have elapsed from, and including, the Ex-Dividend Date of such Spin-Off to, and including, the Conversion Date in determining the Conversion Price.  If any dividend or distribution that constitutes a Spin-Off is declared but not paid or made, the Conversion Price shall be immediately increased, effective as of the date the Board of Directors determines not to pay or make such dividend or distribution, to the Conversion Price that would then be in effect if such dividend or distribution had not been declared or announced.

For purposes of this Section 6(a)(iii) (and subject in all respects to Section 6(a)(vii)), rights, options, or warrants distributed by the Company to all holders of the Common Shares entitling them to subscribe for or purchase Equity Interests of the Company, including Common Shares (either initially or under certain circumstances), which rights, options, or warrants, until the occurrence of a specified event or events ("Trigger Event"): (i) are deemed to be transferred with such Common Shares; (ii) are not exercisable; and (iii) are also issued in respect of future issuances of Common Shares, shall be deemed not to have been distributed for purposes of this Section 6(a)(iii) (and no adjustment to the Conversion Price under this Section 6(a)(iii) will be required) until the occurrence of the earliest Trigger Event, whereupon such rights, options, or warrants shall be deemed to have been distributed and an appropriate adjustment (if any is required) to the Conversion Price shall be made.  If any such right, option, or warrant, including any existing rights, options, or warrants distributed prior to the Issuance Date, is subject to events upon which such rights, options, or warrants become exercisable to purchase different securities, evidences of indebtedness, or other assets, then the date of the occurrence of any such event shall be deemed to be the date of distribution and Ex-Dividend Date with respect to new rights, options, or warrants with such rights (in which case the existing rights, options, or warrants shall be deemed to terminate and expire on such date without exercise).  In addition, in the event of any distribution (or deemed distribution) of rights, options, or warrants, or any Trigger Event or other event (of the type described in the immediately preceding sentence) with respect thereto that was counted for purposes of calculating a distribution amount for which an adjustment to the Conversion Price under this Section 6(a)(iii) was made, (1) in the case of any such rights, options, or warrants that shall all have been redeemed or purchased without exercise by any holders thereof, upon such final redemption or purchase (x) the Conversion Price shall be readjusted as if such rights, options, or warrants had not been issued and (y) the Conversion Price shall then again be readjusted to give effect to such distribution, deemed distribution, or Trigger Event, as the case may be, as though it were a cash distribution, equal to the per share redemption or purchase price received by a holder of Common Shares with respect to such rights, options, or warrants (assuming such holder had retained such rights, options, or warrants), made to all holders of Common Shares as of the date of such redemption or purchase; and (2) in the case of such rights, options, or warrants that shall have expired or been terminated without exercise by any holders thereof, the Conversion Price shall be readjusted as if such rights, options, and warrants had not been issued.

For purposes of Section 6(a)(i), Section 6(a)(ii) and this Section 6(a)(iii), if any dividend or distribution to which this Section 6(a)(iii) is applicable also includes one or both of:

(A) a dividend or distribution of Common Shares to which Section 6(a)(i) is applicable (the "Clause A Distribution"); or

(B) a dividend or distribution of rights, options, or warrants to which Section 6(a)(ii) is applicable (the "Clause B Distribution"),

then, in either case, (1) such dividend or distribution, other than the Clause A Distribution and the Clause B Distribution, shall be deemed to be a dividend or distribution to which this Section 6(a)(iii) is applicable (the "Clause C Distribution"), and any Conversion Price adjustment required by this Section 6(a)(iii) with respect to such Clause C Distribution shall then be made; and (2) the Clause A Distribution and Clause B Distribution shall be deemed to immediately follow the Clause C Distribution, and any Conversion Price adjustment required by Section 6(a)(i) and Section 6(a)(ii) with respect thereto shall then be made; except that, if determined by the Company, (I) the "Ex-Dividend Date" of the Clause A Distribution and the Clause B Distribution shall be deemed to be the Ex-Dividend Date of the Clause C Distribution, and (II) any Common Shares included in the Clause A Distribution or Clause B Distribution shall be deemed not to be "outstanding immediately prior to the Open of Business on such Ex-Dividend Date or Effective Date" within the meaning of Section 6(a)(i) or "outstanding immediately prior to the Open of Business on such Ex-Dividend Date" within the meaning of Section 6(a)(ii).

(iv) If any cash dividend or distribution is made to all or substantially all holders of the Common Shares, the Conversion Price shall be adjusted based on the following formula:

where,

CP0 = the Conversion Price in effect immediately prior to the Open of Business on the Ex-Dividend Date for such dividend or distribution;

CP1 = the Conversion Price in effect immediately after the Open of Business on the Ex-Dividend Date for such dividend or distribution;

SP0 = the Closing Sale Price of the Common Shares on the Trading Day immediately preceding the Ex-Dividend Date for such dividend or distribution; and

C = the amount in cash per share the Company distributes to all or substantially all holders of the Common Shares.

Any decrease pursuant to this Section 6(a)(iv) shall become effective immediately after the Open of Business on the Ex-Dividend Date for such dividend or distribution.  If such dividend or distribution is not paid, the Conversion Price shall be increased, effective as of the date the Board of Directors determines not to make or pay such dividend or distribution, to the Conversion Price that would then be in effect if such dividend or distribution had not been declared.  Notwithstanding the foregoing, if "C" (as defined above) is equal to or greater than "SP0" (as defined above), in lieu of the foregoing decrease, the Holder of this Debenture shall receive, in respect of such Debenture, at the same time and upon the same terms as holders of the Common Shares, the amount of cash that the Holder would have received if the Holder owned a number of Common Shares equal to the Conversion Amount (expressed in thousands) held by the Holder divided by the applicable Conversion Price in effect on the Ex-Dividend Date for such cash dividend or distribution.

(v) If the Company or any of its Subsidiaries makes a payment in respect of a tender or exchange offer for the Common Shares that is subject to the then-applicable tender offer rules under the Exchange Act (other than an odd-lot tender offer), to the extent that the cash and value of any other consideration included in the payment per Common Share exceed the average of the Closing Sale Prices of the Common Shares over the ten (10) consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, the Conversion Price shall be decreased based on the following formula:

where,

CP0 = the Conversion Price in effect immediately prior to the Close of Business on the 10th Trading Day immediately following, and including, the Trading Day next succeeding the date such tender or exchange offer expires;

CP1 = the Conversion Price in effect immediately after the Close of Business on the 10th Trading Day immediately following, and including, the Trading Day next succeeding the date such tender or exchange offer expires;

AC = the aggregate value of all cash and any other consideration (as determined by the Company in good faith) paid or payable for Common Shares purchased in such tender or exchange offer;

OS0 = the number of Common Shares outstanding immediately prior to the date such tender or exchange offer expires (prior to giving effect to the purchase of all Common Shares accepted for purchase or exchange in such tender or exchange offer);

OS1 = the number of Common Shares outstanding immediately after the date such tender or exchange offer expires (after giving effect to the purchase of all Common Shares accepted for purchase or exchange in such tender or exchange offer); and

SP1 = the average of the Closing Sale Prices of the Common Shares over the ten (10) consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the date such tender or exchange offer expires.

The decrease to the Conversion Price under this Section 6(a)(v) shall occur at the Close of Business on the 10th Trading Day immediately following, and including, the Trading Day next succeeding the date such tender or exchange offer expires; provided that, in respect of any conversion of this Debenture, if the relevant Conversion Date occurs during the ten (10) Trading Days immediately following, and including, the Trading Day next succeeding the expiration date of any tender or exchange offer, references in this Section 6(a)(v) to ten (10) Trading Days shall be deemed replaced with such lesser number of Trading Days as have elapsed between the date such tender or exchange offer expires and the Conversion Date in determining the Conversion Price.

In the event that the Company or one of its Subsidiaries is obligated to purchase Common Shares pursuant to any tender or exchange offer described in this Section 6(a)(v) but the Company or such Subsidiary is permanently prevented by Applicable Law from effecting any such purchase, or any such purchase is rescinded, the applicable Conversion Price shall be readjusted to be the Conversion Price that would then be in effect if such tender or exchange offer had not been made or had been made only in respect of the purchases that have been effected.

(vi) For purposes of this Section 6(a), the number of Common Shares at any time outstanding shall not include Common Shares held in the treasury of the Company so long as the Company does not pay any dividend or make any distribution on the Common Shares held in the treasury of the Company, but shall include Common Shares issuable in respect of scrip certificates issued in lieu of fractions of Common Shares.

(vii) If the Company has a shareholder rights plan in effect upon conversion of this Debenture, each Common Share, if any, issued upon such conversion shall be entitled to receive the appropriate number of rights, if any, and the certificates representing Common Shares issued upon such conversion shall bear such legends, if any, in each case as may be provided by the terms of any such shareholder rights plan, as the same may be amended from time to time.  However, if, prior to any conversion of this Debenture, the rights have separated from the Common Shares in accordance with the provisions of the applicable shareholder rights plan, the Conversion Price shall be adjusted at the time of separation as if the Company distributed to all or substantially all holders of the Common Shares or Distributed Property as provided in Section 6(a)(iii), subject to readjustment in the event of the expiration, termination, or redemption of such rights.

(viii) Notwithstanding this Section 6(a) or any other provision of this Debenture, if a Conversion Price adjustment becomes effective on any Ex-Dividend Date, and the Holder has converted this Debenture on or after such Ex-Dividend Date and on or prior to the related record date of such dividend, distribution, or other transaction would be treated as the record holder of Common Shares as of the related Conversion Date based on an adjusted Conversion Price for such Ex-Dividend Date, then, notwithstanding the Conversion Price adjustment provisions in this Section 6(a), the Conversion Price adjustment relating to such Ex-Dividend Date shall not be made for such converting Holder.  Instead, such Holder shall be treated as if it were the record owner of the Common Shares on an unadjusted basis and shall participate in the related dividend, distribution, or other event giving rise to such adjustment.

(ix) Except as stated herein (including Sections 6(a) and 6(c)), the Company shall not adjust the Conversion Price for the issuance of Common Shares or any Equity Interests of the Company or any of its Subsidiaries convertible into or exchangeable for Common Shares, or the right to purchase Common Shares or such convertible or exchangeable Equity Interests.

(x) Except as described in Section 6(a) or 6(c), the Conversion Price shall not be required to be adjusted for any transaction or event.  Without limiting the foregoing, the Conversion Price shall not be required to be adjusted:

(A) upon the issuance of Common Shares at a price below the Conversion Price or otherwise, other than any such issuance described in Sections 6(a)(i) to (iii) or 6(c);

(B) upon the issuance of any Common Shares pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on the Company's securities and the investment of additional optional amounts in Common Shares under any plan;

(C) upon the issuance of any Common Shares or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit or incentive plan or program of or assumed by the Company or any of the Company's Subsidiaries;

(D) upon the issuance of any Common Shares pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in clause (C) of this subsection and outstanding as of the date this Debenture was first issued;

(E) for a third-party tender offer, other than as described in Section 6(a)(v);

(F) solely for a change in the par value of the Common Shares;

(G) upon the repurchase of any Common Shares pursuant to an open market share repurchase program or other buy-back transaction, including structured or derivative transactions such as accelerated share repurchase transactions or similar forward derivatives, or other buy-back transaction, that is not a tender offer or exchange offer of the kind described in Section 6(a)(v); or

(H) for accrued and unpaid interest, if any.

(xi) All calculations and other determinations under this Section 6(a) shall be made by the Company and shall be made to the nearest one ten-thousandth (1/10,000th) of a U.S. dollar.  The Company shall not be required to make an adjustment in the Conversion Price unless the adjustment would require a change of at least one percent (1%) in the Conversion Price; provided that the Company shall carry forward any adjustments that are less than one percent (1%) of the Conversion Price and make such carried-forward adjustments: (1) upon any conversion of this Debenture, on the relevant Conversion Date; (2) in determining consideration due on any date of redemption herein; and (3) on each anniversary of the Issuance Date of this Debenture, in each case, without duplication and regardless of whether the aggregate adjustment is less than one percent (1%).

(b) Voluntary Adjustment by Company.  Subject to the rules of the Principal Markets, the Company may at any time during the term of this Debenture, with the prior written consent of the Holder, reduce the then-current Conversion Price to any amount and for any period of time deemed appropriate by the Board of Directors.

(c) Dilutive Issuance Adjustment.

(i) Subject to the rules of the Principal Markets, if, at any time on or after the Issuance Date and until the date that is twelve (12) months after the Issuance Date, the Company issues or sells, or is deemed to issue or sell, any Common Shares, or any securities convertible into, exchangeable for, or exercisable for Common Shares, in a private placement or other financing transaction, at an Effective Price per Common Share that is less than the Conversion Price then in effect, other than in connection with an Excluded Issuance, then, effective immediately upon the consummation of such issuance or sale, the Conversion Price shall be decreased based on the following formula; provided that, notwithstanding anything in this Section 6(c), the Conversion Price shall not be decreased to below the Minimum Price (adjusted for any share dividend, share split, share combination, reclassification or similar transaction occurring after the Issuance Date):

where,

CP0 = the Conversion Price in effect immediately prior to the Open of Business on the Record Date for such issuance;

CP1 = the Conversion Price in effect immediately after giving effect to such issuance;

OS0 = the number of Common Shares outstanding immediately prior to the Open of Business on the Record Date for such issuance, calculated on a fully diluted, as-converted and as-exercised basis, including all Common Shares issuable upon conversion, exchange or exercise of all outstanding Convertible Securities and Options, whether or not then convertible, exchangeable or exercisable, but excluding treasury shares and any shares reserved but unissued under any employee or director equity compensation plan;

X = the total number of Common Shares issued or sold, or deemed issued or sold, in such issuance, including the maximum number of Common Shares issuable upon conversion, exchange or exercise of any Convertible Securities or Options issued or sold in such issuance, determined as of the Open of Business on the Record Date for such issuance; and

Y = the number of Common Shares equal to (i) the aggregate consideration received or deemed received by the Company in respect of such issuance, divided by (ii) the Conversion Price then in effect immediately prior to such issuance.

(ii) Deemed Issuance of Common Shares.  If the Company issues or sells any Convertible Securities or Options in such an issuance, then the maximum number of Common Shares issuable upon the exercise, conversion or exchange of such Convertible Securities or Options shall be deemed to have been issued as of the date of issuance or sale of such Convertible Securities or Options at the Effective Price.  If any such instrument contains any provision for adjustment to the exercise, conversion or exchange price (other than customary anti-dilution for stock splits, stock dividends or similar corporate actions), such instrument shall be deemed to have been issued at the lowest possible conversion, exchange or exercise price at which such instrument could be converted, exchanged or exercised (assuming full accrual of any discounts) and for the maximum number of shares issuable thereunder.

(iii) Non-Cash Consideration.  If any consideration received or deemed received by the Company in respect of such an issuance consists, in whole or in part, of property other than cash, the value of such non-cash consideration shall be its fair market value as determined in good faith by the Company; provided that, if the Holder reasonably objects to such determination, the fair market value shall be determined by an independent financial advisor mutually acceptable to the Company and the Holder, and the fees and expenses of such advisor shall be borne by the Company and the Holder equally.

(iv) Subsequent Changes to Convertible Securities or Options.  If, after the issuance or sale of any Convertible Securities or Options to which this Section 6(c) applies, the exercise, conversion or exchange price thereof is reduced, or the number of Common Shares issuable upon exercise, conversion or exchange thereof is increased, then such Convertible Securities or Options shall be deemed, for purposes of this Section 6(c), to have been issued as of the date of such reduction or increase at the revised Effective Price, and the Conversion Price shall be further adjusted in accordance with this Section 6(c).

(v) No Readjustment Upward.  No adjustment pursuant to this Section 6(c) shall increase the Conversion Price then in effect.

(vi) Term of Dilutive Issuance Adjustment. For the avoidance of doubt, the provisions of this Section 6(c) shall be of no further force or effect as from the date that is five (5) Business Days after the expiry of twelve (12) months following the Issuance Date.

(vii) Notice.  The Company shall give the Holder written notice of any proposed issuance not less than five (5) Business Days prior to consummation thereof, which notice shall describe in reasonable detail the material terms of such issuance and include the Company's calculation of the resulting adjustment to the Conversion Price under this Section 6(c).  Promptly following consummation of such issuance, the Company shall deliver to the Holder a certificate of an officer of the Company setting forth in reasonable detail the final calculation of the adjusted Conversion Price.

(viii) For purposes of this Section 6(c):

(A) the "Effective Price" per Common Share shall mean:

(1) in the case of an issuance or sale of Common Shares, the price per Common Share received or deemed received by the Company; and

(2) in the case of an issuance or sale of Convertible Securities or Options, the quotient obtained by dividing: (x) the sum of the aggregate consideration received or deemed received by the Company for the issuance or sale of such Convertible Securities or Options, plus the minimum aggregate consideration, if any, payable to the Company upon the exercise, conversion or exchange thereof; by (y) the maximum number of Common Shares issuable upon the exercise, conversion or exchange of such Convertible Securities or Options.

(B) "Excluded Issuance" means any issuance of Common Shares, Convertible Securities or Options:

(1) upon conversion of this Debenture;

(2) pursuant to any stock split, stock dividend, share combination, recapitalization or similar transaction for which an adjustment to the Conversion Price is made pursuant to Section 6(a)(i);

(3) pursuant to rights, options or warrants distributed to all or substantially all holders of Common Shares for which an adjustment to the Conversion Price is made pursuant to Section 6(a)(ii);

(4) pursuant to any dividend or distribution for which an adjustment to the Conversion Price is made pursuant to Section 6(a)(iii);

(5) pursuant to any equity incentive, stock option, restricted share, restricted share unit, employee share purchase or similar plan approved by the Board of Directors, provided that such issuances are made to directors, officers, employees, consultants or advisors of the Company or its Subsidiaries in their capacity as such; and

(6) pursuant to any acquisition, merger, joint venture, strategic partnership, licensing arrangement or other commercial transaction approved by the Board of Directors and agreed to be excluded by the Holder in writing.

(d) Participation of Holder in Private Financings.  If, at any time on or after the Issuance Date and until the date that is twelve (12) months after the Issuance Date, the Company issues or sells any Common Shares, or any securities convertible into, exchangeable for, or exercisable for Common Shares (the "New Securities") in a private placement, private investment in public equity (PIPE) financing, or similar financing transaction (each, a "Private Financing" and, for the avoidance of doubt, a Private Financing shall not include a public offering or widely marketed offering of New Securities of the Company), then, at the Holder's written election following its receipt of written notice from the Company specifying the terms and conditions of such Private Financing, the Company shall use commercially reasonable efforts to issue and sell to the Holder such number of New Securities (the "Offered Securities"), on substantially the same terms and conditions as the Private Financing, as are necessary to allow the Holder to maintain an ownership interest in the Company such that the Holder's total shareholding on a fully diluted basis (assuming full conversion of this Debenture at the Conversion Price then in effect, as the same may be adjusted in accordance with Section 6(c) to the extent Section 6(c) would also apply to such Private Financing) equals 16.1%, calculated without regard to any subsequent issuances of  New Securities after the Issuance Date wherein either: (i) all holders (including the Holder) of the Common Shares are permitted to participate in and subscribe for additional New Securities pro rata to their respective shareholding interests (on a fully-diluted and as-converted basis) in the Company, except for the New Securities issued pursuant to such Private Financing; or (ii) the New Securities are issued as consideration for a bona fide acquisition, merger, business combination or similar transaction on arm's-length terms, in each case subject to any requirements of the Principal Markets and the laws of the jurisdiction pursuant to which the Company is incorporated.  If the structure of the Private Financing does not permit (or does not practically permit, including with respect to the time periods contemplated or otherwise) the Holder to participate directly in the Private Financing, then such Offered Securities may be offered to the Holder by way of a separate concurrent private placement to the Holder or by way of a separate private placement to the Holder completed as soon as reasonably practicable thereafter. For the avoidance of doubt, this Section 6(d) shall be of no further force or effect as from the date that is five (5) Business Days after the expiry of twelve (12) months following the Issuance Date.

(7) CONDITIONAL CAPITAL FOR CONVERSION.  The Company confirms that the conversion of this Debenture is to be effected through the issuance of Common Shares out of the conditional share capital for financing purposes established pursuant to Article 6 of the Articles of Association (the "Conditional Capital"), which as of the date of this Debenture authorizes the issuance of up to 64,772,893 registered shares with a par value of US$0.01 each.  The Company shall at all times maintain sufficient Conditional Capital to effect the conversion of all of the outstanding and unpaid Conversion Amount of this Debenture from time to time (the "Required Conditional Capital Amount").  So long as this Debenture is outstanding, the Company shall: (i) not use or commit to use the Conditional Capital, or any portion thereof, in a manner that would result in insufficient Conditional Capital being available to satisfy the Required Conditional Capital Amount, (ii) take all corporate action necessary to ensure that, if and to the extent the Conditional Capital is or becomes insufficient to satisfy the Required Conditional Capital Amount, sufficient share capital is made available to effect conversion of any outstanding Conversion Amount, whether by way of (A) an increase of the Conditional Capital through amendments to the Articles of Association, (B) the increase or the creation of a capital band through amendments to the Articles of Association, or (C) an ordinary capital increase, in each case including convening a general meeting of shareholders and proposing the relevant resolutions and amendments to the Articles of Association required to implement such measure and a withdrawal of the pre-subscription or pre-emptive rights of the existing shareholders, as applicable (each, a "Remedial Capital Measure"); provided that (x) the Company shall implement whichever Remedial Capital Measure is, in the Company's judgment, most expedient and legally effective in the circumstances, (y) the Company shall bear full liability for any failure, to the extent attributable to it, to ensure that sufficient share capital is available to effect conversion of the Conversion Amount when a Conversion Notice is validly delivered, and (z) any conversion right in respect of Common Shares to be issued from Conditional Capital or a capital band created pursuant to a Remedial Capital Measure shall only become exercisable upon and following the entry of the relevant provision of the Articles of Association in the commercial register (Handelsregister); and (iii) not issue any Financial Instruments (as defined in the Articles of Association) that would draw upon the Conditional Capital if doing so would reduce the Conditional Capital available for conversion of this Debenture below the Required Conditional Capital Amount.  The Company shall ensure that the Conditional Capital, whether on the basis of Article 6 of the Articles of Association or created or increased pursuant to a Remedial Capital Measure, is at all times duly allocated to and reserved for the issuance of Common Shares upon conversion of this Debenture in accordance with Section 3, and shall not allocate or commit such Conditional Capital for any other purpose to the extent that doing so would reduce the Conditional Capital available for conversion below the Required Conditional Capital Amount.  For the avoidance of doubt, the shareholders' subscription rights with respect to Common Shares issued upon conversion of this Debenture are excluded pursuant to Article 6 of the Articles of Association, and no further shareholder approval shall be required for the issuance of Common Shares upon a valid conversion in accordance with Section 3, provided that sufficient Conditional Capital remains available .

(8) REDEMPTIONS.

(a) Company Redemption Right.  From and after September 15, 2027, if the Common Shares meet or exceed the Redemption Premium, the Company may, at its option, redeem (a "Company Redemption") all or any portion of this Debenture by delivering written notice thereof (a "Company Redemption Notice") to the Holder specifying the portion of the Conversion Amount the Company elects to redeem (the "Company Redemption Amount").  No fewer than seventy (70) nor more than ninety (90) days after the Company Redemption Notice is delivered to the Holder (the "Company Redemption Date"), the Company shall redeem the Company Redemption Amount at a price equal to the Conversion Amount (the "Company Redemption Price").  Redemptions pursuant to this Section 8(a) shall be made in accordance with Section 8(b).

(b) Redemption Mechanics.  On the Company Redemption Date, the Company shall pay to the Holder the applicable Company Redemption Price in cash, by wire transfer of immediately available funds to the account specified by the Holder in writing; provided that the Company Redemption Price shall exclude any Conversion Amount in respect of which the Holder has delivered a Conversion Notice pursuant to Section 3(a) prior to the Company Redemption Date.  For the avoidance of doubt, the delivery of a Company Redemption Notice shall not suspend, limit, condition, prejudice or otherwise affect the Holder's right to convert any Conversion Amount in accordance with Section 3 at any time prior to the Company Redemption Date, and any Conversion Amount in respect of which the Holder has delivered a Conversion Notice prior to the Company Redemption Date shall be converted in accordance with Section 3 and shall not be subject to redemption on the Company Redemption Date.  In the event of a redemption of less than all of the Conversion Amount of this Debenture, the Company shall promptly cause to be issued and delivered to the Holder a new debenture (in accordance with Section 14(d)) representing the outstanding Principal that has not been redeemed and any accrued Interest on such Principal, which shall be calculated as if no Redemption Notice had been delivered in respect of such unredeemed and unconverted Principal.

(9) VOTING RIGHTS.  The Holder shall have no voting rights in respect of any Conversion Share until the Conversion Date for such Conversion Share, or as otherwise provided in Section 3(d), except as required by law.

(10) COMPANY NEGATIVE COVENANTS.  Until this Debenture has been converted, redeemed, or otherwise satisfied in full in accordance with its terms, the Company shall not, and the Company shall not permit any Project Company to, without the prior written consent of the Holder, directly or indirectly:

(a) amend its organizational documents or rights attaching to the Common Shares in a manner materially adverse to the Holder;

(b) except as permitted by Section 5, merge into or consolidate with any other Person, or permit any other Person to merge into or consolidate with it, or otherwise dispose of all or substantially all of its assets, or liquidate or dissolve; provided that (x) if at the time thereof and immediately after giving effect thereto no Event of Default shall have occurred and be continuing, (i) any Subsidiary of the Company may merge into the Company in a transaction in which the Company is the surviving entity, and (ii) any Subsidiary may merge into any other Subsidiary in a transaction in which the surviving entity is a Subsidiary; and

(c) engage in any business other than or change the principal nature of the Business;

(d) incur any Indebtedness or create any lien with the primary purpose of subordinating, impairing or otherwise materially prejudicing the Holder's rights to payment or conversion under this Debenture;

(e) declare or pay a distribution, repurchase Equity Interests or make another restricted payment while an Event of Default exists or would result;

(f) take, authorize, approve, cause, or permit to be taken any action, or fail to take any action, that would or would reasonably be expected to restrict, impair, delay, frustrate, or otherwise adversely affect: (A) the Holder's right or ability to convert any Conversion Amount into Common Shares in accordance with Section 3; (B) the Company's ability to issue and deliver Common Shares upon conversion of any Conversion Amount in accordance with Section 3; (C) the availability, validity, or effectiveness of any Common Shares reserved for issuance upon conversion of this Debenture; or (D) the rights, preferences, or privileges attaching to the Common Shares issuable upon conversion of this Debenture; or

(g) use proceeds other than to purchase, repay or refinance the existing Convertible Notes.

(11) COMPANY AFFIRMATIVE COVENANTS.  Until this Debenture has been converted, redeemed, or otherwise satisfied in full in accordance with its terms, the Company shall, unless otherwise agreed to by the Holder:

(a) Corporate Existence; Conduct of Business.  Maintain its corporate existence; keep proper books of account and records; and maintain its corporate status in all jurisdictions where it carries on business.

(b) Compliance and Approvals.  Maintain all material governmental, corporate, and exchange approvals necessary to perform this Debenture and issue the Conversion Shares.

(c) Listing.  Maintain listing of the Common Shares on at least one Principal Market and take all necessary action to list Conversion Shares promptly upon issuance.

(d) Taxes.  Pay all material Taxes when due, except those contested in good faith by appropriate proceedings and adequately reserved.

(e) Books and Inspection.  Upon reasonable notice, permit the Holder and its advisers to discuss the Company's affairs with management and inspect relevant records, subject to confidentiality, privilege and applicable securities laws.

(f) Use of Proceeds.  The net proceeds from the sale of this Debenture will be used to purchase, refinance or repay the Convertible Notes.

(g) Compliance Certificate.  Within one hundred twenty (120) days after the end of each fiscal year of the Company, the Company shall deliver to the Holder a certificate signed by an executive officer of the Company stating whether, to such officer's knowledge, any Event of Default or any event which, with notice or lapse of time or both, would constitute an Event of Default, has occurred and is continuing and, if so, specifying the nature of such event and the steps the Company proposes to take in response.

(h) Further Assurances.  Upon the reasonable request of the Holder, promptly execute and deliver such further instruments and do, or cause to be done, such further acts as may be necessary or advisable to (i) carry out the intent and purposes of this Debenture and any other Transaction Document or (ii) correct any material defect or error that may be discovered in any Transaction Document or in the execution, acknowledgment, filing, or recordation thereof.

(i) Notices.  Promptly, but in any event within five (5) Business Days of the Company obtaining knowledge thereof, notify the Holder in writing whenever an Event of Default occurs, which notice shall be accompanied by a statement of a financial officer or other executive officer of the Company setting forth the details of the event or development requiring such notice and any action taken or proposed to be taken with respect thereto.

(j) Certain Information.  Promptly following any reasonable request by the Holder, provide to the Holder (i) such other information regarding the operations, material changes in ownership of Equity Interests, business affairs, and financial condition of the Company, or compliance with the terms of this Debenture, as the Holder may reasonably request;  provided that the Company shall not, subject to any limitations under Applicable Laws, refuse, delay, suspend or condition the Holder's exercise of any conversion right, or the issuance or delivery of any Conversion Shares, on the basis that the Holder possesses material non-public information provided by or on behalf of the Company.  The Holder shall not be subject to any Company blackout, insider trading or trading window policy unless expressly agreed in writing.

(12) COVENANTS OF HOLDER.  The Holder agrees not to engage in any Hedging Transaction in respect of this Debenture for so long as any portion of this Debenture remains outstanding prior to its conversion into Conversion Shares, repayment in full or redemption in full, as applicable; provided that this Section 12 shall not prohibit (i) bona fide portfolio hedging, treasury or risk-management activity that is not intended to, and does not, synthetically short this Debenture; (ii) transactions entered into before the Issuance Date; (iii) transactions by independently managed Affiliates without direction from the Holder with respect to this Debenture; or (iv) any bona fide sale or hedge of Conversion Shares after issuance.

(13) TRANSFER.  This Debenture and any rights and obligations hereunder may be offered, sold, assigned, or transferred by the Holder, in whole or in part, only with the consent of the Company, except that the Holder may freely transfer, assign, sell or offer, in whole or in part, without the Company's consent to: (i) an Affiliate of the Holder, or (ii) a successor by merger, reorganization or transfer of all or substantially all relevant assets, or (iii) a Qualifying Bank; provided that, in each case, prior to any transfer to a transferee that is not a Qualifying Bank, the Holder shall notify the Company and obtain its prior written consent if, and to the extent that, such transfer would cause the Company to be in breach of the 10 Non-Bank Rule or the 20 Non-Bank Rule (together, the "Non-Bank Rules"), which consent the Company may withhold solely to the extent necessary to ensure compliance with the Non-Bank Rules. Any transferee that is not a Qualifying Bank shall, as a condition to the transfer, deliver to the Company a written confirmation that (x) it is treated as a single lender for the purposes of the Non-Bank Rules, and (y) the proposed transfer will not cause the Company to breach the Non-Bank Rules. The Company shall promptly notify the Holder in writing if it becomes aware that any transfer would or did cause a breach of the Non-Bank Rules, and further that no consent shall be required while an Event of Default is continuing. The Company shall at all times maintain a record of the number of non-Qualifying Bank creditors under this Debenture and all other outstanding debt instruments for the purpose of monitoring compliance with the Non-Bank Rules. For purposes of this Section 13: (A) "Qualifying Bank" has the meaning set forth in Section 21(e)(iii); (B) "10 Non-Bank Rule" means the rule that the aggregate number of creditors under this Debenture which are not Qualifying Banks must not at any time exceed ten (10), if and as long as a violation of this rule results in Swiss Withholding Tax consequences for the Company, in each case in accordance with the meaning of the Guidelines or the applicable legislation or explanatory notes addressing the same issues that are in force at such time; (C) "Twenty Non-Bank Rule" has the meaning set forth in Section 21(e)(i); (D) "Swiss Withholding Tax" has the meaning set forth in Section 26(ss); and (E) "Guidelines" has the meaning set forth in Section 21(e)(ii), and, further, that no consent shall be required while an Event of Default is continuing.  For the avoidance of doubt, nothing in this Debenture will prohibit or otherwise restrict the holder of the Common Shares from sale or transfer of the Common Shares upon conversion of this Debenture.

(14) REISSUANCE OF THIS DEBENTURE.

(a) Transfer.  If this Debenture is to be transferred in accordance with Section 13, the Holder shall surrender this Debenture to the Company, whereupon the Company will forthwith issue and deliver, upon the order of the Holder, a new debenture (in accordance with Section 14(d) and subject to Section 3(c)(ii)), registered as the Holder may request, representing the outstanding Principal being transferred by the Holder and, if less than the entire outstanding Principal is being transferred, a new debenture (in accordance with Section 14(d)) to the Holder representing the outstanding Principal not being transferred.  The Holder and any assignee, by acceptance of this Debenture, acknowledge and agree that, by reason of the provisions of Section 3(c)(iii), following conversion or redemption of any portion of this Debenture, the outstanding Principal represented by this Debenture may be less than the Principal stated on the face of this Debenture.

(b) Lost, Stolen or Mutilated Debenture.  Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction, or mutilation of this Debenture and, in the case of loss, theft, or destruction, of any indemnification undertaking by the Holder to the Company in customary form and, in the case of mutilation, upon surrender and cancellation of this Debenture, the Company shall execute and deliver to the Holder a new debenture (in accordance with Section 14(d)) representing the outstanding Principal.

(c) Debenture Exchangeable for Different Denominations.  This Debenture is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new debenture or debentures (in accordance with Section 14(d)) representing in the aggregate the outstanding Principal of this Debenture, and each such new debenture will represent such portion of such outstanding Principal as is designated by the Holder at the time of such surrender.

(d) Issuance of New Debentures.  Whenever the Company is required to issue a new debenture pursuant to the terms of this Debenture, such new debenture (i) shall be of like tenor with this Debenture; (ii) shall represent, as indicated on the face of such new debenture, the Principal remaining outstanding (or, in the case of a new debenture being issued pursuant to Section 14(a) or Section 14(c), the Principal designated by the Holder which, when added to the principal represented by the other new debentures issued in connection with such issuance, does not exceed the Principal remaining outstanding under this Debenture immediately prior to such issuance of new debentures); (iii) shall have an issuance date, as indicated on the face of such new debenture, that is the same as the Issuance Date of this Debenture; (iv) shall have the same rights and conditions as this Debenture; and (v) shall represent accrued and unpaid Interest on the Principal from the Issuance Date.

(15) REMEDIES, CHARACTERIZATIONS, OTHER OBLIGATIONS, BREACHES, AND INJUNCTIVE RELIEF.  The remedies provided in this Debenture shall be cumulative and in addition to all other remedies available under this Debenture and any other Transaction Document at law or in equity (including a decree of specific performance and/or other injunctive relief).  No remedy contained herein shall be deemed a waiver of compliance with the provisions giving rise to such remedy.  Nothing herein shall limit the right of a party to this Debenture to pursue actual damages for any failure by the other party to comply with the terms of this Debenture.  No failure on the part of the Holder or the Company to exercise, and no delay in exercising, any right, power, or remedy hereunder shall operate as a waiver thereof; nor shall any single or partial exercise by the Holder or the Company of any right, power, or remedy preclude any other or further exercise thereof or the exercise of any other right, power, or remedy.  In addition, the exercise of any right or remedy of the Holder or the Company at law or in equity or under this Debenture or any of the documents shall not be deemed to be an election of the Holder's or the Company's rights or remedies under such documents or at law or equity.  Each party to this Debenture covenants to the other party that there shall be no characterization concerning this instrument other than as expressly provided herein.  Amounts set forth or provided for herein with respect to payments, conversion, redemption, and the like (and the computation thereof) shall be the amounts to be received by the Holder and shall not, except as expressly provided herein, be subject to any other obligation of the Company (or the performance thereof).  Each party to this Debenture acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the other party and that the remedy at law for any such breach may be inadequate.  Each party to this Debenture therefore agrees that, in the event of any such breach or threatened breach, the other party shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

(16) PAYMENT OF COLLECTION, ENFORCEMENT, AND OTHER COSTS.  If (a) this Debenture is placed in the hands of an attorney for collection or enforcement, or is collected or enforced through any legal proceeding, or the Holder otherwise takes action to collect amounts due under this Debenture or to enforce the provisions of this Debenture; or (b) there occurs any bankruptcy, reorganization, or receivership of the Company, or other proceedings affecting creditors' rights and involving a claim under this Debenture; then the Company shall pay the reasonable and documented out-of-pocket costs incurred by the Holder for such collection, enforcement, or action or in connection with such bankruptcy, reorganization, receivership or other proceeding, including, but not limited to, reasonable and documented out-of-pocket attorneys' fees and disbursements.

(17) CONSTRUCTION; HEADINGS.  This Debenture shall be deemed to be jointly drafted by the Company and the Holder and shall not be construed against any Person as the drafter hereof.  The headings of this Debenture are for convenience of reference and shall not form part of, or affect the interpretation of, this Debenture.

(18) FAILURE OR INDULGENCE NOT WAIVER.  No failure or delay on the part of the Holder or the Company in the exercise of any power, right, or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right, or privilege preclude other or further exercise thereof or of any other right, power, or privilege.

(19) DISPUTE RESOLUTION.  In the case of a dispute as to the determination of the Closing Sale Price or the arithmetic calculation of the Conversion Rate, the Conversion Price, or any Redemption Price, and if the Company and the Holder are unable to agree upon such determination or calculation within one (1) Business Day of such disputed determination or arithmetic calculation, then the Company and the Holder shall submit via electronic mail (a) the disputed determination of the Closing Sale Price to an independent, reputable investment bank mutually agreed by the Company and the Holder, such approval not to be unreasonably withheld, conditioned, or delayed; or (b) the disputed arithmetic calculation of the Conversion Rate, Conversion Price, or any Redemption Price to an independent outside accountant mutually agreed by the Company and the Holder, such approval not to be unreasonably withheld, conditioned, or delayed.  The Holder and the Company shall cause the investment bank or the accountant, as the case may be, to perform the determinations or calculations and notify the Company and the Holder of the results no later than five (5) Business Days from the time it receives the disputed determinations or calculations.  Such investment bank's or accountant's determination or calculation, as the case may be, shall be binding upon all parties absent demonstrable error.  The expenses of the investment bank or the accountant shall be borne equally by the Holder and the Company.

(20) NOTICES; PAYMENTS.

(a) Notices.  Whenever notice is required to be given under this Debenture, unless otherwise provided herein, such notice shall be given in accordance with Section 12 of the Securities Purchase Agreement.  The Company shall give written notice to the Holder (i) promptly upon any adjustment of the Conversion Price, setting forth in reasonable detail, and certifying, the calculation of such adjustment; (ii) promptly after any amendment, supplement, or waiver of any provision of this Debenture; and (iii) at least ten (10) Business Days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the Common Shares, (B) with respect to any grants, issuances, or sales of any Options, Convertible Securities, or rights to purchase stock, warrants, securities, or other property to holders of Common Shares, or (C) for determining rights to vote with respect to any Merger Event, Company Change of Control, dissolution, or liquidation; provided, in each case, that such information shall be made known to the public prior to or in conjunction with such notice being provided to the Holder.

(b) Payments.  Whenever any payment of cash is to be made by the Company to any Person pursuant to this Debenture, such payment shall be made in lawful money of the United States of America via wire transfer of immediately available funds to an account designated by the Holder; provided that the Holder, upon written notice to the Company, may elect to receive a payment of cash in lawful money of the United States of America by a check drawn on the account of the Company and sent via overnight courier service to such Person at such address as previously provided to the Company in writing.  Whenever any amount expressed to be due by the terms of this Debenture is due on any day that is not a Business Day, the same shall instead be due on the next succeeding day that is a Business Day.

(21) TAXES.

(a) All payments of Interest by or on behalf of the Company shall be made free and clear of, and without deduction or withholding for, Taxes unless required by Applicable Law.  For the avoidance of doubt, the obligations under this Section 21(a) apply solely to payments of Interest and shall not extend to any amount payable in connection with the conversion of this Debenture or the delivery of Conversion Shares; the parties shall reasonably cooperate to preserve the treatment of this Debenture as a classic convertible for Swiss withholding tax purposes so as to ensure that no Swiss Withholding Tax arises on conversion. If a deduction or withholding is required, the Company shall: (i) make the deduction or withholding; (ii) pay the required amount to the relevant Governmental Authority within the applicable period; (iii) promptly deliver to the Holder an official receipt or other satisfactory evidence of payment; and (iv) pay such additional amounts as are necessary so that the net amount received by the Holder equals the amount it would have received absent the deduction or withholding.

(b) No additional amount shall be payable with respect to Taxes imposed due to the Holder's present or former connection with the taxing jurisdiction other than a connection arising solely from the Holder's acquisition, ownership, enforcement or receipt of payment under this Debenture, or due to the Holder's failure to provide a form reasonably requested by the Company that the Holder is legally eligible to provide.  Without limiting the foregoing, no additional amount shall be payable under Section 21(a) to the extent that any Swiss Withholding Tax arises as a result of a transfer of this Debenture by the Holder in breach of the Non-Bank Rules restrictions set out in Section 13.  In addition, no additional amount shall be payable under Section 21(a) to the extent that the Holder is entitled to a full refund of the relevant Swiss Withholding Tax under an applicable double taxation treaty and fails to take reasonable steps to claim such refund.

(c) The Company shall indemnify the Holder for Taxes, interest and penalties arising from the Company's failure to withhold or remit as required.  The parties shall reasonably cooperate to obtain available relief or refunds, without requiring the Holder to disclose confidential tax information or incur unreimbursed cost.

(d) The Company shall structure this Debenture in such manner as is necessary for it to be classified as a "classic convertible" within the meaning of circular letter No. 15 of 3 October 2017 regarding bonds and derivative financial instruments as taxable items for purposes of direct federal tax, withholding tax and stamp duty (Kreissschreiben Nr. 15 "Obligationen und derivative Finanzinstrumente als Gegenstand der direkten Bundessteuer, der Verrechnungssteuer sowie der Stempelabgaben" vom 3. Oktober 2017), as issued, amended or replaced from time to time by the Swiss Federal Tax Administration, as applied in accordance with any tax ruling (if any) issued by the Swiss Federal Tax Administration, or as substituted, superseded or overruled by any law, statute, ordinance, regulation, court decision or similar authority in force from time to time.  The Holder shall not, and shall procure that its Affiliates shall not, take any action (including any hedging, sub-participation, restructuring of its holding, or other arrangement) that would, or would reasonably be expected to, cause this Debenture to lose its classification as a "classic convertible" for Swiss withholding tax purposes.  If any Swiss Withholding Tax is assessed on any amount other than Interest as a result of a breach by the Holder or its Affiliates of the preceding sentence, the Holder shall indemnify and hold harmless the Company for any resulting Swiss Withholding Tax, interest, and penalties imposed on the Company, and no obligation to pay additional amounts shall arise under Section 21(a) in respect of such amounts.

(e) Without prejudice to the Holder's obligations under Section 13, the Company shall at all times ensure that it is in compliance with the 20 Non-Bank Rule. The Holder shall promptly notify the Company in writing if it, to the extent applicable, ceases to qualify as a Qualifying Bank or if any representation or confirmation given by it or any transferee in connection with a transfer under Section 13 becomes inaccurate or misleading in any material respect. For purposes of this Section 21(e):

(i) "20 Non-Bank Rule" means the rule that (without duplication) the aggregate number of creditors (including the Holder), other than Qualifying Banks, of the Company, under all of its outstanding debts relevant for classification as a debenture (Kassenobligation), must not at any time exceed twenty (20), if and for so long as a violation of such rule would result in Swiss Withholding Tax consequences for the Company, in each case in accordance with the meaning of the Guidelines or the applicable legislation or explanatory notes addressing the same issues that are in force at such time.

(ii) "Guidelines" means all relevant guidelines or explanatory notes issued by the Swiss Federal Tax Administration, as amended, replaced or newly issued from time to time, including the established practice of the Swiss Federal Tax Administration and any court decisions relating thereto.

(iii) "Qualifying Bank" means: (A) any bank as defined in the Swiss Federal Code for Banks and Savings Banks dated November 8, 1934 (Bundesgesetz über die Banken und Sparkassen); or (B) any Person that effectively conducts banking activities with its own infrastructure and staff as its principal business purpose and that holds a banking license in full force and effect issued in accordance with the banking laws in force in its jurisdiction of incorporation or, if acting through a branch, in accordance with the banking laws in the jurisdiction of such branch, in each case within the meaning of the Guidelines.

(22) CANCELLATION.  After all Principal, any accrued Interest, and any other amounts at any time owed on this Debenture have been paid in full, this Debenture shall automatically be deemed canceled and shall not be reissued, sold, or transferred.

(23) NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES, AND SHAREHOLDERS.  No past, present, or future director, officer, employee, incorporator, or shareholder of the Company, as such, will have any liability for any obligations of the Company under this Debenture or for any claim based on, in respect of, or by reason of, such obligations or its creation.  By accepting this Debenture, the Holder waives and releases all such liability.  Such waiver and release are part of the consideration for the issuance of this Debenture.

(24) GOVERNING LAW; JURISDICTION.  This Debenture shall be governed by, and construed and enforced in accordance with, the laws of Singapore, without giving effect to any choice-of-law or conflict-of-law provision or rule.  Subject to Section 19, all disputes, disagreements, controversies, questions, or claims arising out of or relating to this Debenture and all other agreements entered into pursuant to the terms of this Debenture shall be referred to and finally resolved by arbitration administered by the Singapore International Arbitration Centre in accordance with the arbitration rules of the Singapore International Arbitration Centre for the time being in force, which rules are deemed to be incorporated by reference in this clause.  The seat of the arbitration shall be Singapore.  The arbitration tribunal shall consist of three arbitrators.  The language of the arbitration shall be English.  The law governing the arbitration shall be the laws of Singapore.  Without limiting the right of the parties to obtain interim or conservatory measures in a court of competent jurisdiction, the arbitral tribunal referenced in this Section 24 shall have full authority to grant provisional remedies or order the parties to request that a court modify or vacate any temporary or preliminary relief issued by such a court, and to award damages for the failure of any party to respect the arbitral tribunal's orders to that effect.

(25) SEVERABILITY.  If any provision of this Debenture is prohibited by law or otherwise determined to be invalid or unenforceable by a court of competent jurisdiction, the provision that would otherwise be prohibited, invalid, or unenforceable shall be deemed amended to apply to the broadest extent that it would be valid and enforceable, and the invalidity or unenforceability of such provision shall not affect the validity of the remaining provisions of this Debenture so long as this Debenture, as so modified, continues to express, without material change, the original intentions of the Company and the Holder as to the subject matter hereof, and the prohibited nature, invalidity, or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the Company or the Holder or the practical realization of the benefits that would otherwise be conferred upon the Company or the Holder.  The Company and the Holder will endeavor in good-faith negotiations to replace the prohibited, invalid, or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid, or unenforceable provision(s).

(26) CERTAIN DEFINITIONS.  For purposes of this Debenture, the following terms shall have the following meanings:

(a) "Affiliate" means (and as applicable as part of its derivative "Affiliated" means), with respect to any Person, the following: (a) any other Person that directly or indirectly, through one or more intermediaries, Controls such Person; and (b) any other Person that is Controlled by or under common Control with such Person.

(b) "Applicable Laws" means any law, any international or other treaty, any domestic or foreign constitution, or any multinational, federal, provincial, territorial, state, municipal, county, or local statute, law, ordinance, code, rule, regulation, Order (including any securities laws or requirements of stock exchanges and any consent, decree, or administrative Order), or Governmental Approval of a Governmental Authority in any case applicable to any specified Person, rights, property, transaction, or event, or any such Person's property, rights, or assets.

(c) "Bloomberg" means Bloomberg Financial Markets.

(d) "Board of Directors" means the board of directors of the Company or a committee of such board duly authorized to act for it hereunder.

(e) "Business" means the development, construction, expansion and operation of mineral resource projects, including without limitation, the Projects.

(f) "Business Day" means any day (other than Saturday, Sunday, or any other public holiday) on which commercial banks in Hong Kong, China; Vancouver, Canada; New York, U.S.; and Zurich, Switzerland, are customarily open for business.

(g) "Close of Business" means 5:00 p.m. (New York City time).

(h) "Closing Sale Price" means, for any security as of any date, the last closing trade price for such security on the NYSE, as reported by Bloomberg, or, if the NYSE begins to operate on an extended-hours basis and does not designate the closing bid price or the closing trade price, as the case may be, then the last bid price or last trade price, respectively, of such security prior to 4:00 p.m., New York City time, as reported by Bloomberg; or, if the NYSE is not the principal securities exchange or trading market for such security, the last trade price of such security on the principal securities exchange or trading market where such security is listed or traded, as reported by Bloomberg; or, if the foregoing do not apply, the last trade price of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg; or, if no last trade price is reported for such security by Bloomberg, the average of the bid prices, or the ask prices, respectively, of any market makers for such security as reported in the Pink Open Market (f/k/a OTC Pink) published by OTC Markets Group, Inc. (or a similar organization or agency succeeding to its functions of reporting prices).  If the Closing Sale Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Sale Price of such security on such date shall be the fair market value as mutually determined by the Company and the Holder.  If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved pursuant to Section 19.  All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination, reclassification, or other similar transaction relating to the Common Shares during the applicable calculation period.

(i) "Common Equity" of any Person means Equity Interests of such Person that is generally entitled (i) to vote in the election of directors of such Person or (ii) if such Person is not a corporation, to vote or otherwise participate in the selection of the governing body, partners, managers or others that will control the management or policies of such Person.

(j) "Common Shares" means the Company's registered shares, nominal value US$0.01 each, subject to Section 5(c).

(k) "Company Change of Control" means the occurrence of any of the following events with respect to the Company:

(i) any Person or Persons acting jointly or in concert acquires, directly or indirectly, together with all other voting shares held by such Person or Persons, beneficial ownership of, or control or direction over, more than 50% of the outstanding voting power of the Company's Common Equity, or the consummation of any Merger Event, or other similar transaction pursuant to which the Common Shares are converted into, exchanged for or become the right to receive cash, securities or other property;

(ii) any Person or Persons acting jointly or in concert acquires the ability to elect a majority of the Board of Directors;

(iii) the occupation of a majority of the seats (other than vacant seats) on the Board of Directors by Persons who were neither (a) nominated by the Board of Directors nor (b) appointed by directors so nominated; or

(iv) the consummation of a sale, conveyance, transfer, lease, license, or other disposition, in a single transaction or series of related transactions, of all or any substantial portion of the assets of the Company and its Subsidiaries, taken as a whole, to any Person or Persons.

(l) "Control" of any Person (including, with correlative meanings, the terms "Controlling", "Controlled by" and "under common Control with") means the power to, directly or indirectly, direct the management and policies of such Person (whether through the ownership of voting securities, by contract, as trustee or executor, or otherwise) and, in any case, shall be deemed to exist upon the ownership of securities entitling the holder thereof to exercise more than 50% of the voting power in the election of directors of such Person (or other Person or body performing similar functions).

(m) "Conversion Shares" means Common Shares issuable by the Company pursuant to the terms of this Debenture.

(n) "Convertible Notes" means the 1.75% Convertible Senior Notes due 2027 issued by the Company;

(o) "Convertible Securities" means any stock or securities (other than Options) directly or indirectly convertible into or exercisable or exchangeable for Common Shares.

(p) "Effective Date" means the first date on which the Common Shares trade on the applicable exchange or in the applicable market, regular way, reflecting the relevant share split or share combination, as applicable.

(q) "Equity Interests" means (a) all shares of capital stock (whether denominated as common capital stock or preferred capital stock), equity interests, beneficial, partnership or membership interests, joint venture interests, participations or other ownership or profit interests in or equivalents (regardless of how designated) of or in a Person (other than an individual), whether voting or non-voting and (b) all securities convertible into or exchangeable for any of the foregoing and all warrants, Options or other rights to purchase, subscribe for or otherwise acquire any of the foregoing, whether or not presently convertible, exchangeable or exercisable; provided that this Debenture will not constitute an Equity Interest.

(r) "Ex-Dividend Date" means the first date on which the Common Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive the issuance, dividend, or distribution in question, from the Company or, if applicable, from the seller of Common Shares on such exchange or market (in the form of due bills or otherwise) as determined by such exchange or market.

(s) "Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended.

(t) "Governmental Approval" means any approval, consent, authorization, license, permit, Order, certificate, qualification, waiver, exemption, or variance, or any other action of a similar nature, of or by a Governmental Authority, including any of the foregoing that are or may be deemed given or withheld by failure to act within a specified time period.

(u) "Governmental Authority" means the government of the U.S., Canada, or any other nation, or any political subdivision thereof, whether state, provincial, or local, and any agency, authority, instrumentality, regulatory body, court, central bank, or other entity exercising executive, legislative, judicial, taxing, regulatory, or administrative powers or functions of or pertaining to government.

(v) "Hedging Transaction" means any contract or arrangement to which Holder or any of its Affiliates is a party with respect to any short sale, stock borrow or stock lending, swap, forward, future, put, call, floor, cap, collar option or derivative transaction or option or similar agreement, whether exchange traded, "over-the-counter" or otherwise, involving, or settled by reference to, this Debenture, or any similar transaction or any combination of these transactions.

(w) "Indebtedness" means, with respect to any Person, without duplication: (a) all obligations for borrowed money; (b) all obligations evidenced by notes, bonds, debentures or similar instruments; (c) all obligations for the deferred purchase price of property or services (other than trade payables and accrued expenses incurred in the ordinary course of business and payable in accordance with customary trade terms); (d) all obligations under leases required to be accounted for as finance leases in accordance with applicable generally accepted accounting rules; (e) all obligations, contingent or otherwise, in respect of letters of credit, bankers' acceptances and surety or performance bonds, but, in each case, only to the extent of any unreimbursed drawings thereunder; (f) all obligations in respect of the net termination or close-out amounts under swaps, caps, collars, forwards, futures or other hedging or derivative agreements; (g) all obligations (contingent or otherwise) to purchase, redeem, or otherwise make any cash payment prior to stated maturity in respect of any equity interests or other securities; and (h) all Indebtedness of others of the types referred to in the foregoing clauses secured by a lien on any asset of such Person or guaranteed by such Person.  For the avoidance of doubt, "Indebtedness" shall not include trade payables, tax payables and other current liabilities incurred in the ordinary course of business and payable on customary terms.

(x) "Maturity Date" means the date that is the sixth anniversary of the Issuance Date.

(y) "Minimum Price" means a price that is the lower of: (i) the Official Closing Price immediately preceding the signing of the Securities Purchase Agreement; or (ii) the average Official Closing Price for the five (5) Trading Days immediately preceding the signing of the Securities Purchase Agreement.

(z) "Official Closing Price" means, in respect of the Common Shares, the official closing price on the Exchange as reported to the Consolidated Tape immediately preceding the signing of the Securities Purchase Agreement.  For clarity, if the Securities Purchase Agreement is signed after the close of the regular session at 4:00 pm Eastern Standard Time on a Tuesday, then Tuesday's official closing price is used.  If the Securities Purchase Agreement is signed at any time between the close of the regular session on Monday and the close of the regular session on Tuesday, then Monday's official closing price is used.

(aa) "NYSE" means the New York Stock Exchange.

(bb) "Open of Business" means 9:00 a.m. (New York City time).

(cc) "Options" means any rights, warrants, or options to subscribe for or purchase (i) Common Shares or (ii) Convertible Securities.

(dd) "Order" means any order, directive, decree, judgment, ruling, award, injunction, direction, or request of any Governmental Authority or other decision-making authority of competent jurisdiction.

(ee) "Person" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and any government or any department or agency thereof.

(ff) "Principal Markets" means the NYSE and the TSX.

(gg) "Projects" means, collectively, the following the Cauchari-Olaroz lithium brine project located at the Cauchari and Olaroz salars located in Jujuy Province, Argentina, the Pozuelos-Pastos Grandes lithium brine project located in the Salta Province of Argentina, the Pastos Grandes lithium brine project located in the Salta Province of Argentina, and the Sal de Puna lithium brine project in the Salta Province of Argentina.

(hh) "Project Company" means any of the Company and any Wholly-Owned Subsidiary of the Company, with the exception of Millennial Lithium B.V.

(ii) "Record Date" means, with respect to any dividend, distribution or other transaction or event in which the holders of Common Shares (or other applicable security) have the right to receive any cash, securities or other property or in which the Common Shares (or such other security) is exchanged for or converted into any combination of cash, securities or other property, the date fixed for determination of holders of the Common Shares (or such other security) entitled to receive such cash, securities or other property (whether such date is fixed by the Board of Directors, by statute, by contract or otherwise).

(jj) "Redemption Notice" means, collectively, the Event of Default Redemption Notice, the Shareholder Redemption Notice, and the Company Redemption Notice; each of the foregoing, individually, a "Redemption Notice."

(kk) "Redemption Price" means, collectively, the Event of Default Redemption Price, the Bankruptcy Event of Default Redemption Price, the Shareholder Redemption Price, and the Company Redemption Price; each of the foregoing, individually, a "Redemption Price."

(ll) "Redemption Premium" means that the Closing Sale Price of the Common Shares, for at least twenty (20) Trading Days during any thirty (30) consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of the Company Redemption Notice, has been at least 130% of the Conversion Price then in effect.

(mm) "Scheduled Trading Day" means a day that is scheduled to be a Trading Day on the Principal Market, or, if the Principal Market is not the principal trading market for the Common Shares on such day, then on the principal securities exchange or securities market on which the Common Shares are then listed or admitted for trading.  If the Common Shares are not so listed or admitted for trading, "Scheduled Trading Day" means a Business Day.

(nn) "Shareholder Agreement" means the shareholder agreement dated August 24, 2026, among Millennial Lithium B.V., GFL International Co., Limited and the Company.

(oo) "SEC" means the United States Securities and Exchange Commission.

(pp) "Securities Act" means the U.S. Securities Act of 1933, as amended.

(qq) "Securities Purchase Agreement" means subscription agreement for convertible debenture dated August 24, 2026, between GFL International Co., Limited and the Company.

(rr) "Subsidiaries" means any Person in which any other Person, directly or indirectly, owns at least a majority of the outstanding capital stock having voting power or holds at least a majority of the equity or similar interest of such Person, and each of the foregoing, is individually a "Subsidiary".

(ss) "Swiss Withholding Tax" means the tax imposed based on the Swiss Federal Act on Withholding Tax of 13 October 1965 (Bundesgesetz über die Verrechnungssteuer) together with the related ordinances, regulations and guidelines.

(tt) "Taxes" or "taxes" means any present or future taxes, levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, similar fees or other similar charges imposed by any Governmental Authority, including interest, additions to tax or penalties applicable thereto.

(uu) "Trading Day" means any day on which the Common Shares are traded on the Principal Markets or, if the Principal Markets is not the principal trading market for the Common Shares on such day, then on the principal securities exchange or securities market on which the Common Shares are then listed or admitted for trading.  If the Common Shares are not so listed or admitted for trading, "Trading Day" means a Business Day.

(vv) "Transaction Document" means this Debenture and the Securities Purchase Agreement.

(ww) "TSX" means the Toronto Stock Exchange.

(xx) "U.S." means the United States of America.

(yy) "US$" means the United States Dollars, the lawful currency of the U.S.

(zz) "Wholly-Owned Subsidiary" with respect to a Person means a Subsidiary of such Person whose Equity Interests are 100% owned, directly or indirectly, by such Person.

[Signature Page Follows]

IN WITNESS WHEREOF, the Company has caused this Debenture to be duly executed as of the Issuance Date set out above.

LITHIUM ARGENTINA AG

By:      "Sam Pigott"

Name:  Sam Pigott

Title:    Executive Director and CEO

[Signature Page to Convertible Debenture]

EXHIBIT I

LITHIUM ARGENTINA AG

CONVERSION NOTICE

TO: LITHIUM ARGENTINA AG (the "Company")

Reference is made to Article 6 of the Company's articles of association providing for a conditional share capital to issue up to 64,772,893 registered shares in the Company with a nominal value of US$0.01 each.

The undersigned holder (the "Holder") of the attached Unsecured Convertible Debenture (the "Debenture") hereby irrevocably elects to convert US$__________ of the outstanding principal amount of the Debenture (the "Conversion Amount") into ________ Common Shares of the Company pursuant to the terms of the Debenture at the Conversion Price (calculated to be US$___________), and on the other terms specified in the Debenture.  Capitalized terms used but not otherwise defined herein have the meanings given in the Debenture.

Requested Conversion Date shall be [●], it being acknowledged, that the issuance of the Conversion Shares shall only become effective upon the occurrence of the Conversion Date.

[Enclosed as Schedule A are the wire instructions of the Holder with respect to payments of the cash payment contemplated by Section 3(a) of the Debenture.]

As of the date hereof, the Holder hereby confirms that it holds  _______ Common Shares, prior to giving effect to the issuance of the Conversion Shares contemplated hereunder. The Holder hereby certifies that it has made all reasonable inquiries to ensure that the information provided in this Conversion Notice is accurate as of the date hereof.

The Holder hereby confirms that, as a result of the Conversion Amount, the Exchange Cap and Conversion Cap (each as defined in the Debenture) [has not/has] been achieved.  The Holder hereby acknowledges and agrees that the issuance of the Conversion Shares contemplated hereunder cannot: (i) exceed the Exchange Cap set out in Section 3(d) of the Debenture, except as in accordance with Section 3(d) of the Debenture; (ii) exceed the Conversion Cap set out in Section 3(e) of the Debenture; or (iii) for so long as the Common Shares are listed on the Toronto Stock Exchange (the "TSX"), materially affect the control of the Company (as defined by the TSX Company Manual) and that the Company may refuse, in totality or in part, the issuance of the Conversion Shares contemplated hereunder if it may materially affect the control of the Company (as determined by the TSX).

The Holder is not required to surrender the original Debenture unless the entire outstanding Conversion Amount is being converted.

The Holder irrevocably directs that such Common Shares and all securities comprising such Common Shares be issued in the name of the [Holder] and be delivered to the Holder at the address set out below:

_________________________________________________
Street

_________________________________________________
City Province / State

_________________________________________________
Postal/ZIP Code

_________________________________________________
Attention

_________________________________________________
Phone Number

_________________________________________________
Email

DATED ____________________, 2026.

[Name of Holder]

Per: ________________________________________
Name:
Title:

I, [name of senior officer of the Company], on behalf of the Company in my capacity as [insert title of senior officer] of the Company, and not in my personal capacity, hereby certify that the Company has verified the information provided by the Holder in this Conversion Notice, and that, to the best of my knowledge, such information is accurate.

LITHIUM ARGENTINA AG

Per: ________________________________________
Name:
Title: